

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Mr. Richard Bachman
Chief Executive Officer
Mustang Geothermal Corp.
10580 N. McCarran Boulevard
Building 115 – 208
Reno, Nevada 89503

Re: Mustang Geothermal Corp. (formerly Urex Energy Corp.)
Form 10-K for Fiscal Year Ended March 31, 2010
Filed July 14, 2010
File No. 0-50191

Dear Mr. Bachman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

Report of Independent Registered Public Accounting Firm, page F-2

1. We note the audit report issued by Jewett, Schwartz, Wolfe & Associates dated July 14, 2010 references their audit of the accompanying consolidated balance sheet as of March 31, 2010, but no reference is made to the balance sheet as of March 31, 2009. Please amend your filing to include a report that includes an audit opinion of the consolidated balance sheets for both fiscal year end dates.

Statements of Operations, page F-4

2.   We note your "Gain (Loss) from disposal of subsidiary" in the amount of
        $544,371 for the fiscal year ended March 31, 2010 and ($1,144,710) for the
        period from February 6, 2002 (inception) to March 31. 2010. We also note your
        disclosure in Note 10 – Sale of Subsidiary on page F-14. Please revise your
        presentation to comply with ASC 205-20-45 and ASC 205-20-50-1 and provide
        the following:
        •   A detailed analysis of how you determined the gain (loss) from disposal of
            subsidiary for each year;
        •   An analysis that reconciles the amounts on the face of your statements of
            operations for each year to the discontinued operations amounts in Note 10;
            and
        •   An explanation why Note 10 reflects amounts related to discontinued
            operations on the balance sheet at March 31, 2010 if the sale of the subsidiary
            was completed January 31, 2010.

3.   Please disclose the basic and diluted earnings per share amounts for discontinued
        operations as required by ASC 260-10-45-3.

Note 4. Geothermal Leases, page F-12

4.   We note you acquired three geothermal leases located in the State of Nevada on
        March 18, 2010 in exchange for 100,000,000 shares valued at $0.01 on the date of
        the transaction. We also note your share price closed on March 18, 2010 at an
        amount of $2.46 per share. Please clarify the discrepancy in the closing price of
        your common shares and the valuation in your disclosure.

Note 8. Convertible Notes Payable, page F-13

5.   We note your convertible note in the amount of $100,000 is due August 13, 2010,
        and therefore should be classified as a current liability at March 31, 2010. Please
        reclassify this amount to a current liability or tell us why it should be considered
        non-current.

Item 8A(T). Controls and Procedures, page 23

6.   We note you have concluded your disclosure controls and procedures, along with
        your internal control over financial reporting, were effective as of March 31,
        2010.   Tell us how any required revisions to your disclosure resulting from the
        comments issued in this letter have impacted your conclusions related to the
        effectiveness of your controls. Specifically, tell us whether you still believe your
        disclosure controls and procedures and internal controls were effective as of
        March 31, 2010 and why or why not.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief